Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com

January 13, 2006

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Argyle Security Acquisition Corporation Form S-1 Registration Statement, File No. 333-126569

Dear Mr. Reynolds:

On behalf of our client, Argyle Security Acquisition Corporation, a Delaware corporation (the “Company,”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 7 (“Amendment No. 7”) to the Company’s Registration Statement on Form S-1 (No. 333-126569) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 7 is being filed to include certain disclosure in the Registration Statement in response to verbal comments made by the Staff.

In response to the Staff’s comment that Rodman & Renshaw, LLC would not be permitted to make a market in the Company’s securities without a market-making prospectus, Rodman & Renshaw, LLC has advised the Company that it does not currently intend to make a market in our securities. Disclosure to that effect appears on page 54 of the Registration Statement.

In response to the Staff’s comment that the private placement to current stockholders of the company should be disclosed in Item 15 of Part II of the Registration Statement, the Company has added disclosure relating to the private placement on page II-4 of the Registration Statement.

In light of the Company’s desire to have the offering declared effective as soon as possible, your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or my associate, Giovanni Caruso, at (212) 407-4866.

Sincerely,

/s/ Fran M. Stoller
Fran M. Stoller
Loeb & Loeb LLP